Mail Stop 4561

April 1, 2010

Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, TX 75252

> **Re:** **Alliance Data Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 8-K filed February 2, 2010**
> **File No. 001-15749**

Dear Mr. Heffernan:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

1. Tell us what consideration you gave to including disclosure of currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. The expected effects of any known material trends on your future results should also

be quantified, to the extent possible. For example, tell us what consideration you gave to discussing any known impact related to the following:

- We note from your disclosure beginning on page 18 that the CARD Act could have a materially adverse affect on your profitability. Considering that the CARD Act was enacted in May 2009 and will become effective in 2010, describe the expected impact on your liquidity, capital resources and/or results of operations, including how this will effect income, cash flows, and key indicators and assumptions, as well as any changes in your operations that you expect to make in order to mitigate the financial impact of this legislation;

- You highlight certain significant agreements and selective acquisitions beginning on page 30. Consider how these items will impact your ongoing operations;

- We note that the rate of increase in reward miles issued has been declining in recent years and the rate of increase in reward miles redeemed dropped significantly in 2009. Also, we note that rewards issued have increased for certain purchases such as purchases of airline tickets. Consider how these trends will impact your ongoing operations;

- We note from page 2 of Exhibit 99.1 to your Form 8-K filed February 2, 2010 that you made a change in the treatment of bankrupt private label accounts. We further note from page 6 of the earnings release that you expect to incur international coalition development expenses in 2010. Consider how these actions may impact trends; and

- We note from your Form 8-K filed February 16, 2010 that in January 2010, the practice of recovering charged off accounts was brought in-house. Consider how this may impact trends.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Discussion of Critical Accounting Policies and Estimates, page 32

2.   We note significant changes in the range of discount rates and expected yields from the prior year in assumptions used to fair value your interest-only strips and those used for seller's interest and retained interest. Explain the nature of these changes and indicate your consideration of disclosing the nature of the changes if actual results were different than your estimates. Also consider explaining the nature of the differences between the assumptions used in estimating the fair

value of each of these assets. Refer to Section V of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Inter-Segment Sales, page 36

3.   Tell us whether any of your other segments perform services for each other. For example, we note that revenue from Loyalty Services and Epsilon Marketing Services both include revenue related to database marketing services. Your Loyalty Services discussion on page 39 states that direct marketing fees have declined. Please describe the nature of the database marketing services for each of these segments. Tell us whether any revenue generated from these segments resulted from services performed by another segment and, if so, what consideration was given to disclosing the related amount of inter-segment sales.

Results of Operations, page 38

4.   Tell us what consideration you gave to discussing the material changes in each of the line items on the *consolidated* financial statements within results of operations. See Instruction 4 to Item 303 of Regulation S-K. For example, we note significant changes in the revenue line item for Redemptions on a consolidated basis that do not seem to correlate to the changes and discussions in your segment analysis. That is, your segment discussion suggests that an increase in redemption miles and revenue offset the declines in Loyalty Service revenues while your *consolidated* redemption revenues line item has declined. Also, the decrease in the redemption revenue line item is not consistent with the increase in miles redeemed. In this regard, tell us why the changes in these two amounts did not correlate. Explain why current year redemption revenue is lower than the prior year while the miles redeemed have increased. Further, tell us what consideration you gave to disclosing separately the amount of revenue recognized due to breakage.

5.   Please ensure that your discussion specifically quantifies the extent to which material changes in revenues are attributable to changes in price or changes in volume or to the introduction of new products or services over the last three years. For example, in your discussion of the change in Loyalty Services revenue in 2009, we note that you disclose the change in volume of redeemed reward miles. Tell us what consideration was given to also quantifying the extent to which changes were also attributable to changing prices or to the introduction of new products or services. To the extent prices decreased as a result of pricing pressures or other identifiable factors, those factors should be discussed as well. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 47

6.   We note that your discussion of cash flow from operating activities cites the
        change in contractual terms with BMO Bank of Montreal as the reason for the
        decrease from 2008 to 2009. Your discussion does not appear to contribute
        substantively to an understanding of your cash flows. When preparing the
        discussion and analysis of operating cash flows, you should address material
        changes in the underlying drivers that affect these cash flows. These disclosures
        should also include a discussion of the underlying reasons for changes in working
        capital items that affect operating cash flows. Please tell us how you considered
        the guidance in Section IV.B.1 of SEC Release 33-8350, Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and
        Results of Operations.

Exhibits, Financial Statement Schedules

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

7.   Please ensure that you have addressed all significant revenue streams within your
        revenue recognition accounting policy disclosure. For example, we note from
        your Results of Operations discussion beginning on page 39 that your Loyalty
        Services segment generates issuance revenue, commission revenue, and
        investment revenue, in addition to redemption revenue. Describe the nature of
        these revenue-generating activities. Provide a detailed description of the related
        revenue recognition policy and cite the authoritative accounting literature relied
        upon. Indicate in which line item the related revenue is reported and why this
        classification is appropriate. Also, tell us how the revenue line-items are allocated
        among your various segments. Tell us what consideration you gave to disclosing
        this information in your revenue recognition accounting policy disclosure.

AIR MILES Reward Program, page F-10

8.   You indicate that you allocate the proceeds received between the Redemption
        element and the Service element. You further describe how you determine the
        fair value of the Redemption element. Tell us, and consider disclosing, how you
        determine the amount of proceeds allocated to the Service element.

Note 20. Segment Information, page F-53

9.   In your disclosure of information concerning principal geographic areas, tell us
        what consideration you gave to disclosing the basis for attributing revenues to
        individual countries. Refer to ASC 280-10-50-41a.

Exhibit 12.1, Statement re Computation of Ratios

10.   According to Instruction 3 to paragraph 503(d) of Regulation S-K, please ensure
        that you show, in reasonable detail, the figures used to calculate the ratio of
        earnings to fixed charges.

Form 8-K filed February 2, 2010

Exhibit 99.1

11.   We note your presentation of Normalized Revenues, Normalized Adjusted
        EBITDA, and Normalized Cash Earnings per Share in your earnings release.
        Please ensure that future uses of such measures are in compliance with the
        disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. In this regard,
        ensure that you include a statement of the usefulness of such non-GAAP measures
        pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

12.   We note your presentation of Cash Earnings per Share in your earnings release.
        Please clarify whether this non-GAAP measure is used as a performance or
        liquidity measure. Non-GAAP liquidity measures should not be presented on a
        per share basis. If this represents a performance measure, consider distinguishing
        the title from a liquidity measure. In this regard, the use of "Cash" in the title
        implies that it could be a liquidity measure or that the measure is comparable to
        the "Net cash provided by operating activities" subtotal presented in your
        statement of cash flows.

13.   In footnote 3 to your Reconciliation of Non-GAAP Information on page 12, you
        indicate what the "income tax effect" adjustment represents. Further explain, and
        consider disclosing, how the tax effect was calculated. In this regard, we note
        your disclosure on page 5 indicating that an effective tax rate of 38% was used to
        normalize your cash earnings per diluted share for the fourth quarter.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your

filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3503 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief